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February 3, 2022

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Huntsman Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed January 20, 2022 by Starboard Value LP, et. al. (collectively, “Starboard”)
File No. 001-32427

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated January 27, 2022 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by Starboard. We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement

Cover Page

1.	Please revise your disclosure to remove references to the annual meeting being held virtually, as the company has not yet made any public statement in this respect.

We acknowledge the Staff’s comment and have removed all references to the annual meeting being held virtually in the Proxy Statement and accompanying proxy card.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

February 3, 2022

Reasons for the Solicitation, page 8

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Thus, please provide us support for your disclosures that “[o]ver the past seventeen years as a publicly-traded entity, the Company’s key management and Board leadership roles have remained largely unchanged” (page 8) and that the company's new “nominees were ...also supportive of straying from governance best practices” (page 13).

Starboard acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis in support of such statements.

As illustrated in the chart above, directors Nolan Archibald, Anthony Burns and Wayne Reaud have continuously served in leadership positions on the Board of Directors (the “Board”) of the Company for more than a decade. Two of the Company’s other directors, Mary C. Beckerle and Robert J. Margetts, have also served on the Board for over a decade. Among the Company’s senior management, Peter R. Huntsman has served as Chief Executive Officer and Anthony Hankins has served as Head of Polyurethanes, the Company’s largest reporting segment, since before the Company’s initial public offering in 2005. In addition, Sean Douglas, who recently retired as Chief Financial Officer this past year, initially served in the prominent position of Vice President and Treasurer, as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and was subsequently promoted to Chief Financial Officer in 2017.

In addition, we respectfully advise the Staff that we believe the Commission’s mandated use of a universal proxy card in contested elections at annual meetings of stockholders to be held after August 31, 2022 reflects a consensus view that the use of a universal proxy card constitutes a governance best practice. As disclosed on page 6 of the Proxy Statement, the Company refused Starboard’s request to use a universal proxy card at the upcoming Annual Meeting after appointing Curtis E. Espeland and José Muñoz to the Board on January 2, 2022. Because each of Messrs. Espeland and Muñoz’s appointment to the Board was effective prior to Starboard receiving such response from the Company, we believe it is reasonable to infer that both Mr. Espeland and Mr. Muñoz were involved in the Board’s decision-making process, which resulted in the rejection of Starboard’s request to use a universal proxy card for the upcoming Annual Meeting.

February 3, 2022

As noted above, we believe the use of a universal proxy card is widely acknowledged as a governance best practice and offers stockholders the greatest flexibility to vote for their preferred mix of director nominees. As stated by Commissioner Allison Herren Lee on November 17, 2021 commenting on the amendment adopting the use of universal proxy ballots, “[e]lecting corporate directors is perhaps the most critical function of shareholders in our system of corporate democracy” and “[b]ecause most shareholders vote by proxy, it is critically important that the proxy voting process, to the extent possible, replicate the experience of voting in person at an annual meeting.” The Commissioner also noted that “these changes are long overdue, are supported by a broad and diverse coalition of market participants and commenters, and will help modernize the proxy voting rules to promote fairness.” Accordingly, we believe the Board’s rejection of the universal proxy card, which at the time of rejection included new directors Messrs. Espeland and Muñoz, reflect a departure from best corporate governance practices.

Proposal No. 1 Election of Directors, page 14

3.	We note your references to your nominees' potential inability to “implement any actions that they may believe are necessary to enhance stockholder value” given their minority status. Please revise your disclosure to describe any plans you or your nominees have for the company.

We acknowledge the Staff’s comment and respectfully advise the Staff on a supplemental basis that, as of the date hereof, none of the nominees has finalized any specific plans or proposals with respect to the Company. Starboard, along with the assistance of its Nominees, is currently in the process of refining its comprehensive plans for the Company, which it will share with stockholders in the coming weeks, as stated in the cover letter as well as page 13 of the Proxy Statement.

Notwithstanding the foregoing, in an effort to alleviate any concerns the Staff may have, we have revised the Proxy Statement to provide additional disclosure regarding such plans. Please see pages 2, 13 and 14 of the Proxy Statement.

Quorum; Broker non-votes; Discretionary Voting, page 23

4.	Please provide us your written analysis for your conclusion that brokers have discretionary authority to vote on proposal 3.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Starboard agrees that all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold of record. Please see page 25 of the Proxy Statement.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Andrew M. Freedman
Andrew M. Freedman